February  2, 2007
BY EDGAR
Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628

Re:	Photowatt Technologies Inc.
Amendment No. 4 to Registration Statement on Form F-1;
File No. 333-137044

Dear Mr. Mancuso:
On behalf of our client, Photowatt Technologies Inc. (“Photowatt”), we hereby acknowledge receipt of the comment letter dated January 24, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Amendment No. 4 filed January 11, 2007.
On behalf of Photowatt, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Photowatt’s responses.

Prospectus Summary, page 1
1.	We reissue comment 1 which sought balanced disclosure by presenting your weaknesses and challenges with equal prominence of your strengths. Currently, you highlight your strengths on page 1 with separately captioned bullet points, while you disclose your challenges on page 3 with a bullet list after discussions of your technology, industry and corporate structure.
Response: The disclosure has been revised on pages 2 and 3 in response to this comment.
2.	Please indicate, if true, that Technology Partnerships Canada is an agency of the Canadian government.
Response: The reference to Technology Partnerships Canada in the summary has been deleted in response to comment 3, below. The disclosure has also been revised on page 14 to make clear in the first reference to Technology Partnerships Canada that it is an agency of the Canadian government.
3.	Regarding your added disclosure of your potential partnerships for the spherical technology:
•	Please avoid unnecessary repetition. We note that you repeat substantially identical disclosure regarding the partnerships multiple times throughout the prospectus and highlight the partnerships on page 1 and again on page 2.

•	Given the current status of the technology, please tell us why you believe it is appropriate to highlight these partnerships in the summary.

•	Please file related agreements as exhibits.

•	Where appropriate to describe the partnerships, please clarify their material terms, including
•	duration,

•	termination provisions, and

•	whether you must first resolve the technological challenges related to the spherical solar technology before the partners have obligations to make or sell the cells and modules you mention.
Response: The disclosure has been revised to minimize repetition. Additionally, the disclosure has been revised to reduce the prominence with which the prospective business partnership with Clean Venture 21 Corporation and Fujipream Corporation is discussed in the summary. The summary continues to refer to the prospective business partnership, although with less prominence than before, on the basis that Photowatt believes that the partnership has the potential to advance Photowatt’s efforts to commercialize its Spheral Solar technology. The disclosure has been revised on page 74 to disclose the duration and termination provisions of the letter of intent. The letter of intent does not create a binding obligation on Photowatt or the other parties to make or sell solar cells and modules, and accordingly Clean Venture 21 Corporation and Fujipream Corporation are currently under no obligation to make or sell solar cells and modules using silicon spheres provided by Photowatt regardless of whether the technological challenges are resolved. It is possible that a definitive agreement, if one is reached, could include a provision making the obligations of the parties contingent on the resolution of certain technological challenges.
Photowatt respectfully submits that the letter of intent is not a material agreement that should be filed as an exhibit to the Registration Statement. The letter of intent is non-binding (except to the extent that it contains certain enforceable provisions relating to confidentiality and costs, and also provides that the parties have an obligation to negotiate in good faith exclusively with each under until the end of March 2007 in an attempt to reach a definitive agreement). It does not impose any obligations that are enforceable against the parties thereto that are material to Photowatt; it is essentially an agreement to agree, and the partnership that it contemplates may or may not come into existence. The Registration Statement clearly describes the letter of intent as non-binding, and Photowatt considers it to be in the category of agreements discussed in footnote 39 to Release No. 33-8400 adopting the new 8-K rules in August 2004, which provides that “if a company enters into a non-binding letter of intent or memorandum of understanding that also contains some binding, but non-material elements, such as a confidentiality agreement or a no-shop agreement, the letter of memorandum does not need to be filed because the binding provisions are not material.” If Photowatt were to file the letter of intent as a material agreement, Photowatt believes that investors could incorrectly infer from such filing that the agreement has greater significance to Photowatt than it actually does. We have supplementally provided to the Staff a copy of the letter of intent on a confidential basis to assist the Staff in its review of this issue.

Our Business Strategy, page 2
4.	We note your response to prior comment 2. In an appropriate location in your prospectus, please briefly describe, in clear language, the more significant technological challenges that you face in commercializing your spherical technology. Describe the assessments that you have conducted with outside parties to date and the conclusions drawn from those assessments. Explain how your potential partnerships with Clean Venture 21 Corporation and Fujipream Corporation are intended to resolve the challenges you have faced in commercializing your spherical technology.
Response: The disclosure has been revised on page 74 in response to this comment.
The Offering, page 5
5.	Please fill in the blanks in the first bullet point regarding the number of shares reserved and granted to date under your plans. Please include a sufficient summary of the stock options you have granted to date so that it is not necessary to refer your investors to disclosure contained later in your prospectus.
Response: The disclosure has been revised on page 6 in response to this comment. The number of shares to be reserved for issuance under Photowatt’s stock option plan and executive performance share unit plan is not yet known and will be included in a future amendment to the Registration Statement.
We have relied on government grants, page 18
6.	Your added disclosure implies uncertainty regarding whether consent of the Canadian government agency is required for the proposed partnership. Please clarify the reason for the uncertainty. Also, in an appropriate section of your document, please disclose any criteria on which the consent is to be based and whether you satisfy those criteria.
Response: The terms of the grants are unclear as to whether a consent from Technology Partnerships Canada would be necessary. The disclosure has been revised on page 18 to clarify this point. The terms of the grants do not set out criteria on which any consent would be based, if one is required.
Use of Proceeds, page 33
7.	Please quantify the amount required for your first phase of the spherical solar partnership.
Response: The disclosure has been revised on pages 5 and 33 in response to this comment.

Contractual Commitments, page 62
8.	Regarding your response to prior comment 8:
•	Given that supply issues are sufficiently significant as to be highlighted in your prospectus summary and in a separate risk factor, it remains unclear why contracts on which you are relying for supply could be considered immaterial. Please file the agreements as exhibits to the registration statement.

•	We note from your response the down payment and total amounts that you must pay under the supply contract for silicon feedstock. Please disclose these amounts and the timing of the required payments in the description of the related agreement.
Response: The table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments” will be updated in a future amendment to the Registration Statement to reflect contractual commitments as of December 31, 2006, and will disclose information regarding the amount and timing of payments under Photowatt’s purchase obligations on an aggregate basis.
Photowatt respectfully submits that neither of its current silicon supply agreements should be filed as an exhibit to the Registration Statement, on the basis that these agreements are ordinary-course agreements and that the company’s business is not substantially dependent on either agreement. Photowatt considers its silicon supply agreements to be ordinary-course, because silicon supply agreements would normally accompany the business of a company such as Photowatt that produces solar cells and modules. Photowatt does not consider its business to substantially depend on either agreement, in light of the fact that one agreement is expected to account for less than 15% of the company’s silicon supply starting in 2009, and the other is expected to account for slightly over 20% of the company’s silicon supply for one year only (commencing April 2007). The company satisfies the major part of its silicon requirements through purchase orders. Photowatt believes that in the context of its own particular business and its range of sources of silicon, as disclosed in the Registration Statement, and in light of the relatively small proportion of its silicon needs that Photowatt expects to satisfy under each of these two contracts, it could be misleading to investors to identify either of these agreements as an agreement on which Photowatt’s business substantially depends. Additionally, Photowatt does not consider either agreement to confer on it a material competitive advantage, and has revised the disclosure on pages 2, 3, and 74 in order to clarify this.
Environmental Matters, page 85
9.	Refer to the last sentence of this section. Please clarify the reason for the uncertainty regarding the effect of the December 2006 act.
Response: The disclosure has been revised on pages 83 and 84 in response to this comment.
Master Separation Agreement, page 88
10.	We note your response to prior comment 13; however, given the prominence that the spin off is given in exhibit 10.1, you should more fully describe the provision in your disclosure rather than limiting it to a portion of your “Expense” disclosure.
Response: The disclosure has been revised on page 88 in response to this comment.
Taxation, page 118
11.	We note your response to prior comment 15. We also note your statement in the second paragraph that the disclosure is based on the Income Tax Act. It is unclear how disclosure based on an income tax act would reflect all material taxes to which U.S. shareholders may be subject, such as estate taxes.
Response: Photowatt respectfully submits that the second paragraph on page 118 of Amendment No. 4 relates to tax considerations for Canadian shareholders only. However, the disclosure has been revised on page 117 in response to this comment.

Taxation of U.S. Holders, page 119
12.	We note from the first sentence that your discussion summarizes the “principal” Canadian federal tax considerations. Please revise so that your disclosure addresses all material considerations.
Response: The disclosure has been revised on pages 117 and 118 to clarify that the disclosure addresses all material tax considerations.
Affiliations, page 127
13.	We reissue comment 58 from our comment letter dated September 28, 2006 which asked that you provide more specific disclosure about past relationships with the underwriters.
Response: The disclosure has been revised on page 126 in response to this comment.
Exhibits
14.	Please provide a currently dated and signed consent from your independent accountants in your next amendment.
Response: The audited financial statements included in the Registration Statement have not changed since the date of the last consent provided by Photowatt’s auditor, and therefore Photowatt respectfully submits that it is not necessary to file a currently dated consent. Photowatt intends to provide a new consent from its auditor when new quarterly financial statements are added in a future amendment to the Registration Statement, which will occur prior to commencing any marketing activities in connection with the offering and prior to requesting acceleration of effectiveness with respect to the Registration Statement.

Acknowledgment
Photowatt acknowledges that (i) Photowatt is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Photowatt may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.
Sincerely,

Christopher J. Cummings
Attachment

cc:	Silvano Ghirardi, Photowatt Technologies Inc.
David L. Adams, Photowatt Technologies Inc.
Timothy A.G. Andison, Shearman & Sterling LLP